Cushing Funds

8117 Preston Road

Suite 440

Dallas, Texas 75225

April 29, 2013

Ken Ellington

Financial Analyst

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F. Street, N.E.

Washington, DC 20549

RE: Cushing Funds Financial Statements Review

Dear Mr. Ellington:

Thank you for your telephonic comments, received on April 1, 2014, concerning the annual reports to shareholders for the Cushing Funds for the fiscal year ended November 30, 2013, as contained in the Funds’ Form N-CSRs filed with the Securities and Exchange Commission on February 7, 2014, and other publicly available materials related to the Funds. Your comments related to The Cushing® MLP Total Return Fund (File No. 811-22072), The Cushing® Royalty & Income Fund (File No. 811-22593), Cushing® MLP Infrastructure Fund (File No. 811-22727) and The Cushing® MLP Premier Fund, The Cushing® Renaissance Advantage Fund and The Cushing® Royalty Energy Income Fund, each a series of Cushing® Funds Trust (File No. 811-22428) (each being referred to herein as a “Fund” and collectively as the “Funds”). For ease of reference, we have summarized your comments below followed by our responses.

Comment 1: For The Cushing® MLP Total Return Fund, the Statement of Operations includes a line item for “Other Income” of $798,964, representing approximately 16% of the Fund’s Total Investment Income. Explain the nature of this income and why it is not discussed in the notes to the Financial Statements. Note that categories of income that exceed 5% of the total should be stated separately pursuant to Rule 6-07(1) of Regulation S-X.

Response: Of the total $798,964 of Other Income, $762,661 (95.46% of Other Income) is attributable to income received for a class action lawsuit from a position the Fund previously held. Fund management has assessed that the total amount of Other Income, as a percentage of the Fund’s net assets, was 0.34% of the Fund’s net assets at November 30, 2013 and determined that this amount was quantitatively and qualitatively immaterial to the Fund. The income received solely from the class action lawsuit was 0.33% of the Fund’s net assets at November 30, 2013 and this amount was also determined to be quantitatively and qualitatively immaterial. As a result, Fund management has determined that additional financial reporting and disclosures of the income received from the class action lawsuit was not required. In subsequent reports to shareholders, the Fund will report income as required by Rule 6-07(1).

Comment 2: For The Cushing® MLP Premier Fund, The Cushing® Renaissance Advantage Fund and The Cushing® Royalty Energy Income Fund, each a series of Cushing® Funds Trust, include in the notes to the financial statements a description of shareholder servicing fees for multi-class funds in accordance with Paragraph 5.36 of the AICPA Audit and Accounting Guide for Investment Companies.

Response: Fund management has assessed that the total amount of servicing fees for the Cushing® MLP Premier Fund, the Cushing® Renaissance Advantage Fund, and the Cushing® Royalty Energy Income Fund, as a percentage of net assets, was 0.40%, 0.03%, and 0.14%, respectively, of net assets at November 30, 2013. Fund management has determined that these amounts were quantitatively and qualitatively immaterial to each Fund. As a result, Fund management has determined that additional financial reporting and disclosures of the servicing fees per Fund was immaterial for each respective Fund. In subsequent reports to shareholders, the Funds will include such information as is required by Paragraph 5.36 of the AICPA Audit and Accounting Guide for Investment Companies.

Comment 3: For Cushing® MLP Infrastructure Fund, each page of the financial statements appears to be missing the reference to the notes to financial statements.

Response: The reference to the notes to the financial statements was included in the printed version that was mailed to shareholders. It was unintentionally omitted from the Edgarized version.

Comment 4: For Cushing® MLP Infrastructure Fund, the financial highlights should include the per share market value of the end of the period, pursuant to Item 4.1(f) of Form N-2.

Response: Shares of Cushing® MLP Infrastructure Fund are not listed on any securities exchange and there is no secondary market for such shares. Therefore, the shares have no market value and Item 4.1(f) of Form N-2 is not applicable to the Fund.

Comment 5: For Cushing® MLP Infrastructure Fund, in note 2 of the notes to the financial statements, add a discussion that the Fund is treated as a partnership for tax purposes.

Response: The Fund will include the requested discussion in subsequent reports to shareholders, beginning with its next semi- annual report to shareholders for the period ended May 31, 2014.

Comment 6: For Cushing® MLP Infrastructure Fund, in note 4 of the notes to the financial statements, explain whether expenses waived are subject to recoupment by the investment adviser.

Response: The fee waiver and expense reimbursement for Cushing® MLP Infrastructure Fund is a voluntary waive, as opposed to the contractual waiver entered into by the other Funds subject to waivers. However, it is the understanding of the investment adviser and the board of trustees of Cushing® MLP Infrastructure Fund that fees waived and expenses reimbursed may be subject to recoupment on a rolling three year basis. To date, no such recoupment has occurred. Cushing® MLP Infrastructure Fund will include disclosure regarding possible recoupment in subsequent reports to shareholders, beginning with its next semi-annual report to shareholders for the period ended May 31, 2014.

Comment 7: For The Cushing® Renaissance Advantage Fund, in the summary prospectus filed pursuant to Rule 497(k) on April 1, 2013, the web pages referenced in the introductory paragraph of the summary prospectus is the general website of the Funds, instead of the specific web page that contains the prospectus and statement of additional information as required by Rule 498(b)(1)(v).

Response: The summary prospectus of The Cushing® Renaissance Advantage Fund, dated March 30, 2014, filed pursuant to Rule 497(k) on March 28, 2014, contains the correct web page reference to www.cushingfunds.com/the-cushing-renaissance- advantage-fund/sec-filings.

Comment 8: Certain Funds have paid distributions which include significant portions of return of capital. Such Funds must disclose clearly in their marketing materials that distributions include return of capital. The Funds’ website disclosure regarding distributions, press releases relating to distributions and fact sheets should include good faith estimates of the portion of the distributions that constitutes return of capital.

Response: The requested disclosure will be added to the applicable Funds’ marketing materials, including website disclosure, fact sheets and press releases, as applicable.

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If you have any questions or comments or require any additional information in connection with the above, please do not hesitate to contact me at (214) 635-1674.

Sincerely,
/s/ John H. Alban
John H. Alban
Chief Financial Officer and Treasurer